Exhibit 99.3

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Form of Proxy - Annual General Meeting to be held on May 13, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting  or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please  insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are  voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your  power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy  will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the  instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted  accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the  meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

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Appointment of Proxyholder

I/We, being shareholder(s) of Stantec Inc. (the "Corporation") hereby appoint: Ronald Triffo, Chairman of Stantec Inc., or failing him, Robert J. Gomes, President and CEO of Stantec Inc.	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all  other matters that may properly come before the Annual General Meeting of Stantec Inc.  to be held at the Sutton Place Hotel, 10235 – 101 Street, Edmonton, AB T5J 3E9 on   May 13, 2010 at 11:00 AM and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Robert J. Bradshaw			02. Paul Cellucci			03. David L. Emerson, PC

04. Anthony P. Franceschini			05. Robert J. Gomes			06. Susan E. Hartman			Fold

07. Aram H. Keith			08. Ivor M. Ruste			09. Ronald Triffo

For	Withhold

The reappointment of Ernst & Young, Chartered Accountants, as Stantec's auditor and authorizing the directors to fix the auditor's remuneration.

2. Appointment of Auditors

	For	Withhold

The reappointment of Ernst & Young, Chartered Accountants, as Stantec's auditor and authorizing the directors to fix the auditor's remuneration.

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